

8x8 Chairman and CEO Issues Open Letter to Shareholders

SANTA CLARA, CA – July 5, 2006 - 8x8, Inc. (Nasdaq:EGHT), provider of Packet8 broadband Voice over Internet Protocol (VoIP) and videophone communications services, today issued the following open letter to its shareholders:

Dear 8x8 Shareholders,

Over the past few days, I have received calls from a number of shareholders who expressed concern about 8x8 and the future of the VoIP industry. I would like to take this opportunity to comment on some recent events in the VoIP industry and at 8x8, Inc., which I believe have unjustifiably affected 8x8's stock price and valuation.

As you know, James Sullivan, our previous CFO, resigned effective June 30, 2006. Let me assure you that Mr. Sullivan's resignation is in no way indicative of any disagreement amongst the executive management team nor does it reflect any undisclosed financial issues with the company. I would also like to point out that our Annual Report on form 10-K was filed on June 14th, 2006 and PricewaterhouseCoopers, our auditors, have given us a clean audit opinion without any caveats regarding a going concern opinion, our corporate governance practices, or our compliance with Sarbanes Oxley rules. On June 20, 2006, we appointed Daniel Weirich as our interim CFO, and I am confident he will continue the good work, financial controls and procedures established by Mr. Sullivan.

Some of the decline in our stock price may well be due to the current overall market declines, as well as the results of the recent IPO of one of our direct competitors, which seems to have affected the valuation of a number of other VoIP companies, including 8x8. I would like to take this opportunity to explain some of the key differences between 8x8's Packet8 services and other VoIP services and why our approach to this business will result in potentially better overall financial results for your company.

First, Packet8 services comprise not just residential VoIP, but also a rapidly growing small business hosted IP PBX service, Packet8 Virtual Office. The Virtual Office service is sold primarily to small businesses of 3-20 lines but, more recently, some larger businesses have also purchased Virtual Office and we expect this trend to continue. Virtual Office provides 8x8 with much higher margins than residential services and also benefits from lower churn rates. Many of our customers are saving more than 50% of their previous telephone costs and are also receiving many more features. In short, businesses love the service. We intend to spend additional resources building the channels and expanding the research and development for this service.

Second, Packet8 services also include video. The Packet8 videophone service is an amazing offering which has generated a very loyal customer base. I am very pleased to announce that after extensive negotiations with our supplier resulting in significantly lower costs, we will be resuming sales of the DV326 videophone with deliveries expected to commence in late August. We will be accepting pre-orders for the videophone in July. We are also continuing development of new videophone technologies and are working on a new, lower cost, next generation videophone platform.

Third, consistent with the points above regarding video, we remain extremely judicious about our customer acquisition costs. We have absolutely no intention of competing with nonsensical consumer promotions and advertising whereby customers added will never be considered profitable subscribers. We monitor our customer acquisition costs closely to ensure, wherever possible, that we only add subscribers who will be profitable for the company over the near term. Simply put, we will not add customers at any cost.

Finally, many of our shareholders are aware that the Packet8 services have been built upon our own internally developed technologies. We are completely standards based, but we own all of the underlying software and technologies that power our services. These technologies provide us with some benefits which we believe result in a quality and reliability of service that is second to none. The proof of this fact is that we provide critical telephone services to many thousands of small businesses, using only the public Internet as our connection to these customers. Businesses will not put up with poor voice quality or poor service reliability. If they experience any of these qualities, they will vote with their feet and find a different telecommunications service provider. As mentioned above, our Virtual Office services have a lower churn rate than our residential services. This low churn rate proves that our business customers have embraced our services, and that our services are not plagued by sound quality or reliability issues that have affected other VoIP service providers. We protect our intellectual property by consistently applying for and being granted patents around the key inventions associated with our business.

8x8's stock is obviously volatile, there are risks involved when investing in a company involved in an emerging market, and the risk factors contained in our SEC filings should be reviewed and understood prior to investing in 8x8, but I believe we are on the right track and we intend to stay the course as we focus on achieving free cash flow and sustained profitability. I appreciate all of the shareholders of 8x8, I am always available if you wish to contact me.

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.99 per month for unlimited anytime calling to the U.S. and Canada, 8x8 offers the Packet8 VideoPhone, the industry's first stand alone broadband consumer videophone with worldwide video calling for $19.99 per month. Packet8 Virtual Office, 8x8's VoIP solution for small to medium sized businesses, is a hosted PBX service comprised of powerful business class features. For additional company information, visit 8x8's web site at www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACTS:
Joan Citelli
JCitelli@8x8.com
(408) 687-4320